DUSSAULT APPAREL INC.
2250 East Hastings Street
Vancouver, BC V5L 1V4

December 21, 2009

BY EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	Janice McGuirk

Re:	Dussault Apparel Inc.
Form 10-KSB for the Fiscal Year Ended October 31, 2008
Filed March 17, 2009
File No. 0-52452

In connection with your comment letter dated October 30, 2009, Dussault Apparel Inc. (the “Company”) acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DUSSAULT APPAREL INC.

Per:	/s/ Jason Dussault

Jason Dussault
President